EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces date for Q1-2025 Financial Results & Conference Call

Toronto, Ontario – February 03, 2025 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its first quarter financial results ending December 31, 2024, following the market close on Thursday, February 13, 2025. This will be followed by a conference call at 5:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call details:

•	Date: Thursday, February 13, 2025
•	Time: 5:00 pm. Eastern Time (ET)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 253979

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on February 13, 2025 through February 27, 2025. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay passcode is 51997.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.